Exhibit 12.1

NRG Energy, Inc
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(In millions except ratio)

Earnings:
Income from continuing operations before income tax	$1,669	$1,766	$933	$861	$110
Net loss attributable to noncontrolling interest	(1)	—	—	—	—
Less:
Undistributed equity in earnings of unconsolidated affiliates	(41)	(44)	(33)	(33)	(8)
Capitalized interest	(37)	(45)	(11)	(5)	—
Add:
Fixed charges	703	634	715	603	180
Amortization of capitalized interest	3	1	—	—	—

Total Earnings:	$2,296	$2,312	$1,604	$1,426	$282

Fixed Charges:
Interest expense	$610	$546	$657	$562	$166
Interest capitalized	37	45	11	5	—
Amortization of debt issuance costs	31	22	26	22	6
Amortization of debt discount/(premiums)	13	15	19	10	5
Approximation of interest in rental expense	12	6	2	4	3

Total Fixed Charges:	$703	$634	$715	$603	$180

Ratio of Earnings to Combined Fixed Charges	3.27	3.65	2.24	2.36	1.57